Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS SECOND QUARTER AND SIX MONTHS 2023 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, August 10, 2023—IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2023.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 75.4% in Q2 23’ with 28 days of technical off hire and 129 days of vessel repositioning.

•	68.5% of fleet calendar days equivalent to 734 days in Q2 23’ were dedicated to spot activity.

•	Revenues of $59.0 million in Q2 23’—up $47.7 million or 422.1% from Q2 22’.

•	Net income of $16.8 million in Q2 23’ up by $16.7 million compared to Q2 22’.

•	Adjusted Net income[1] of $26.6 million in Q2 23’ up by $26.5 million compared to Q2 22’ or 26,500%.

•	Adjusted EBITDA[1] of $30.8 million in Q2 23’ up by $27.8 million or 926.7% from Q2 22’.

•

Cash and cash equivalents including time deposits of $98.6 million as of June 30, 2023 – a strong cash balance in spite of utilizing within Q2 23’ an amount of $45.9 million for the repayment of all outstanding loans.

•	As of June 30, 2023 Imperial Petroleum has zero debt on its balance sheet.

•	In the 1H 23’ the Company generated a Net Income of $52.6 million corresponding to a basic EPS of $3.17.

•	In the 1H 23’ the Company generated an Adjusted Net Income of $62.6 million corresponding to an Adjusted basic EPS[1] of $3.79.

•	Spin off of two of our four Handysize drybulk carriers to a separate listed entity called C3is Inc. on June 21, 2023.

•	Imperial Petroleum retains an interest in C3is Inc. through ownership of 600,000 Series A Convertible Preferred Shares of C3is Inc.

•	In July 2023, the Company sold its Aframax tanker to C3is Inc. for a consideration of $43 million.

Second Quarter 2023 Results:

•

Revenues for the three months ended June 30, 2023 amounted to $59.0 million, an increase of $47.7 million, or 422.1%, compared to revenues of $11.3 million for the three months ended June 30, 2022, primarily due to the increase of our average fleet by approximately six vessels leading to an increase in fleet calendar days by 97.8% (530 days) and an increase of tanker market rates leading to a rise in fleet daily revenue by approximately $35,500.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2023 were $19.3 million and $7.0 million, respectively, compared to $4.4 million and $3.3 million, respectively, for the three months ended June 30, 2022. The $14.9 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 541 days (280.3%) and to our fleet- wide daily port expenses by approximately $3,750 due to a higher number of spot voyages. The $3.7 million increase in vessels’ operating expenses was primarily due to the increase in the average number of our vessels.

•

Drydocking costs for the three months ended June 30, 2023 and 2022 was $0.7 million and nil, respectively. This increase is due to the fact that during the three months ended June 30, 2023 one of our Handysize drybulk carriers the Eco Glorieuse underwent drydocking.

•

General and administrative costs for the three months ended June 30, 2023 and 2022 were $1.5 million and $0.4 million, respectively. This increase is mainly attributed to a $0.8 million increase in stock-based compensation costs along with an increase in reporting costs related to our spin off project.

•	Depreciation for the three months ended June 30, 2023 and 2022 was $4.6 million and $2.7 million, respectively. The change is attributable to the increase in the average number of our vessels.

•

Interest and finance costs for the three months ended June 30, 2023 and 2022 were $0.5 million and $0.2 million, respectively. During the three months ended June 30, 2023 the Company repaid all of its outstanding debt. The $0.5 million charges for the three months ended June 30, 2023 relate mainly to the full amortization of loan related charges following the repayment of the Company’s outstanding debt.

•

Interest income for the three months ended June 30, 2023 and 2022 was $0.9 million and $0.04 million, respectively. The increase is attributed to our time deposits during the period at favourable time deposit rates.

•

Impairment loss for the three months period ended June 30, 2023 stood at $9.0 million, and related to the spin-off of two of four drybulk carriers to C3is Inc. The decline of drybulk vessels’ fair values compared to one year ago when these vessels were acquired resulted in the incurrence of impairment loss.

•

As a result of the above, for the three months ended June 30, 2023, the Company reported net income of $16.8 million, compared to net income of $0.1 million for the three months ended June 30, 2022. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended June 30, 2023. The weighted average number of shares of common stock outstanding, basic, for the three months ended June 30, 2023 was 16.8 million. Earnings per share, basic and diluted, for the three months ended June 30, 2023 amounted to $0.91 and $0.73, respectively, compared to a loss per share, basic and diluted, of $0.44 and $0.44, respectively for the three months ended June 30, 2022.

•

Adjusted net income was $26.6 million corresponding to an Adjusted EPS, basic of $1.46 for the three months ended June 30, 2023 compared to an Adjusted net income of $0.1 million corresponding to an Adjusted loss per share, basic, of $0.44 for the same period of last year.

•

EBITDA for the three months ended June 30, 2023 amounted to $21.0 million, while Adjusted EBITDA for the three months ended June 30, 2023 amounted to $30.8 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 11.8 vessels were owned by the Company during the three months ended June 30, 2023 compared to 6.0 vessels for the same period of 2022.

Six Months 2023 Results:

•

Revenues for the six months ended June 30, 2023 amounted to $124.5 million, an increase of $108.0 million, or 654.5%, compared to revenues of $16.5 million for the six months ended June 30, 2022, primarily due to the increase in the average number of our vessels and improved market conditions resulting in higher rates particularly in the spot tanker market.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2023 were $36.1 million and $13.9 million, respectively, compared to $4.9 million and $5.1 million, respectively, for the six months ended June 30, 2022. The $31.2 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 1,009 days (458.6%). The $8.8 million increase in vessels’ operating expenses was primarily due to the increase in the average number of vessels in our fleet by approximately six vessels.

•

Drydocking costs for the six months ended June 30, 2023 and 2022 were $1.3 million and nil, respectively. This increase is due to the fact that during the six months ended June 30, 2023 two of our Handysize drybulk carriers underwent drydocking.

•

General and administrative costs for the six months ended June 30, 2023 and 2022 were $2.5 million and $0.5 million, respectively. This rise is mainly attributed to $1.1 million of stock-based compensation expense along with a rise in reporting costs related to our spin off project.

•

Depreciation for the six months ended June 30, 2023 was $8.7 million, a $3.8 million increase from $4.9 million for the same period of last year, due to the increase in the average number of our vessels.

•

Interest and finance costs for the six months ended June 30, 2023 and 2022 were $1.8 million and $0.5 million, respectively. The $1.8 million of costs for the six months ended June 30, 2023 relate mainly to $1.3 million of interest charges incurred up to the full repayment of all outstanding loans concluded in April 2023 along with the full amortization of $0.5 million of loan related charges following the repayment of the Company’s outstanding debt.

•

Interest income for the six months ended June 30, 2023 and 2022 was $2.1 million and $0.04 million, respectively. The increase is attributed to our time deposits during the period at favourable time deposit rates.

•

Impairment loss for the six months period ended June 30, 2023 stood at $9.0 million, and related to the spin-off of two of four drybulk carriers to C3is Inc. The decline of drybulk vessels’ fair values compared to one year ago when these vessels were acquired resulted in the incurrence of impairment loss.

•

As a result of the above, the Company reported net income for the six months ended June 30, 2023 of $52.6 million, compared to a net income of $0.3 million for the six months ended June 30, 2022. The weighted average number of shares outstanding, basic, for the six months ended June 30, 2023 was 15.9 million. Earnings per share, basic and diluted, for the six months ended June 30, 2023 amounted to $3.17 and $2.78, respectively compared to a loss per share, basic and diluted, of $0.81 and $0.81 for the six months ended June 30, 2022.

•

Adjusted Net Income was $62.6 million corresponding to an Adjusted EPS, basic of $3.79 for the six months ended June 30, 2023 compared to adjusted net income of $0.3 million, or $0.81 loss per share, basic, for the same period of last year.

•

EBITDA for the six months ended June 30, 2023 amounted to $60.9 million while Adjusted EBITDA for the six months ended June 30, 2023 amounted to $71.0 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 10.9 vessels were owned by the Company during the six months ended June 30, 2023 compared to 5.0 vessels for the same period of 2022.

•

As of June 30, 2023, cash and cash equivalents including time deposits amounted to $98.6 million and total debt amounted to nil. During the six months ended June 30, 2023 debt repayments amounted to $70.4 million.

Fleet Employment Table

As of August 10, 2023, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	47,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Spot
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	$13,500	October 2023
Fleet Total			628,000 dwt

(1)	Earliest date charters could expire.

CEO Harry Vafias Commented

Within the first six months of 2023 our company managed to generate an adjusted net income of $62.6 million corresponding to a Basic Earnings Per Share of $3.79 which is well above our current share price. Compared to the first six months of 2022 our increase in net income was in the order of 20,500%. Our strong performance is unquestionable but so is the fact that we are significantly undervalued. We have a fleet valued at about $225 million, zero debt and about $100 million in cash. The outlook for the tanker market remains favourable whereas there might be opportunities in the dry bulk sector as dry ship values are dropping. We will continue to capture this favourable momentum generating strong results while growing our Company further.

Conference Call details:

On August 10, 2023 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register.vevent.com/register/BI77731313e63f47b6b978bda7d8b7ca62

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning - company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of nine vessels; five M.R. product tankers, two Suezmax tankers and two Handysize dry bulk carriers with a total capacity of 628,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of any lingering impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, performance of counterparty to our vessel sale agreement, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2022 and June 30, 2023.

FLEET DATA	Q2 2022	Q2 2023	6M 2022	6M 2023
Average number of vessels (1)	6.0	11.8	5.0	10.9
Period end number of owned vessels in fleet	8	10	8	10
Total calendar days for fleet (2)	542	1,072	906	1,981
Total voyage days for fleet (3)	539	1,044	903	1,947
Fleet utilization (4)	99.4%	97.4%	99.7%	98.3%
Total charter days for fleet (5)	346	310	683	718
Total spot market days for fleet (6)	193	734	220	1,229
Fleet operational utilization (7)	82.5%	75.4%	89.1%	79.8%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before impairment loss and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Period Ended June 30th,
	2022	2023	2022	2023
Net Income - Adjusted Net Income
Net income	85,719	16,826,485	304,101	52,550,587
Plus impairment loss	—	8,996,023	—	8,996,023
Plus share based compensation	—	789,648	—	1,091,189
Adjusted Net Income	85,719	26,612,156	304,101	62,637,799
Net income - EBITDA
Net income	85,719	16,826,485	304,101	52,550,587
Plus interest and finance costs	243,901	459,166	452,915	1,810,769
Less interest income	(44,140)	(851,930)	(44,140)	(2,131,146)
Plus depreciation	2,734,165	4,601,209	4,902,831	8,690,061
EBITDA	3,019,645	21,034,930	5,615,707	60,920,271
Net income - Adjusted EBITDA
Net income	85,719	16,826,485	304,101	52,550,587
Plus impairment loss	—	8,996,023	—	8,996,023
Plus share based compensation	—	789,648	—	1,091,189
Plus interest and finance costs	243,901	459,166	452,915	1,810,769
Less interest income	(44,140)	(851,930)	(44,140)	(2,131,146)
Plus depreciation	2,734,165	4,601,209	4,902,831	8,690,061
Adjusted EBITDA	3,019,645	30,820,601	5,615,707	71,007,483
EPS - Adjusted EPS
Net income	85,719	16,826,485	304,101	52,550,587
Adjusted net income	85,719	26,612,156	304,101	62,637,799
Weighted average number of shares, basic	7,503,881	16,816,597	4,359,423	15,940,369
EPS - Basic	(0.44)	0.91	(0.81)	3.17
Adjusted EPS - Basic	(0.44)	1.46	(0.81)	3.79

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2022	2023	2022	2023
Revenues
Revenues	11,348,271	59,044,221	16,464,649	124,465,322
Expenses
Voyage expenses	4,263,884	18,522,418	4,721,312	34,600,245
Voyage expenses - related party	141,591	736,269	203,462	1,546,799
Vessels’ operating expenses	3,290,751	6,885,309	5,034,767	13,761,185
Vessels’ operating expenses - related party	22,500	89,333	37,500	154,333
Drydocking costs	—	696,934	—	1,318,310
Management fees	209,815	473,880	341,625	871,640
General and administrative expenses	412,669	1,487,436	527,985	2,466,405
Depreciation	2,734,165	4,601,209	4,902,831	8,690,061
Impairment loss	—	8,996,023	—	8,996,023

Total expenses	11,075,375	42,448,811	15,769,482	72,405,001

Income from operations	272,896	16,555,410	695,167	52,060,321

Other (expenses)/income
Interest and finance costs	(243,901)	(459,166)	(452,915)	(1,810,769)
Interest income	44,140	851,930	44,140	2,131,146
Dividend income from related party	—	20,833	—	20,833
Foreign exchange gain/(loss)	12,584	(142,522)	17,709	149,056

Other (expenses)/income, net	(187,177)	271,075	(391,066)	490,266

Net Income	85,719	16,826,485	304,101	52,550,587

(Loss)/Earnings per share[2]
- Basic	(0.44)	0.91	(0.81)	3.17

- Diluted	(0.44)	0.73	(0.81)	2.78

Weighted average number of shares[2]
-Basic	7,503,881	16,816,597	4,359,423	15,940,369

-Diluted	7,503,881	21,366,486	4,359,423	18,304,134

[2]	Adjusted retroactively to reflect the 1-for-15 reverse stock split effected on April 28, 2023.

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2022	June 30, 2023
Assets
Current assets
Cash and cash equivalents	50,901,092	36,713,632
Time deposits	68,000,000	61,912,900
Restricted cash	1,005,827	—
Receivables from related party	146,708	—
Trade and other receivables	7,898,103	10,381,724
Other current assets	240,002	376,132
Inventories	5,507,423	7,444,975
Advances and prepayments	172,908	353,209

Total current assets	133,872,063	117,182,572

Non current assets
Operating lease right-of-use asset	—	31,349
Vessels, net	226,351,081	216,771,929
Restricted cash	5,600,000	—
Investment in related party	—	12,656,833

Total non current assets	231,951,081	229,460,111

Total assets	365,823,144	346,642,683

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,115,462	8,121,803
Payable to related parties	3,016,438	491,456
Accrued liabilities	1,982,306	2,645,608
Operating lease liabilities	—	31,349
Deferred income	1,089,959	172,953
Current portion of long-term debt	10,176,538	—

Total current liabilities	24,380,703	11,463,169

Non current liabilities
Long-term debt	59,787,923	—

Total non current liabilities	59,787,923	—

Total liabilities	84,168,626	11,463,169

Commitments and contingencies
Mezzanine equity
Preferred stock, Series C	—	10,000,000

Total mezzanine equity	—	10,000,000

Stockholders’ equity
Capital stock	129,724	170,874
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	160	160
Additional paid-in capital	252,912,550	244,901,303
Retained earnings	28,604,125	80,099,218

Total stockholders’ equity	281,654,518	325,179,514

Total liabilities, mezzanine equity and stockholders’ equity	365,823,144	346,642,683

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Six Month Periods Ended June 30,
	2022	2023
Cash flows from operating activities
Net income for the period	304,101	52,550,587
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,902,831	8,690,061
Amortization of deferred finance charges	29,470	474,039
Amortization of operating lease right-of-use asset	—	31,349
Share based compensation	—	1,091,189
Impairment loss	—	8,996,023
Dividend income from related party	—	(20,833)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,172,381)	(3,360,823)
Other current assets	(581,331)	(136,130)
Inventories	(4,676,485)	(2,062,365)
Changes in operating lease liabilities	—	(31,349)
Advances and prepayments	(393,340)	(373,262)
Increase/(decrease) in
Trade accounts payable	4,288,624	500,001
Balances with related parties	(745,505)	(2,752,024)
Accrued liabilities	606,679	1,020,949
Deferred income	(291,822)	(801,066)

Net cash provided by operating activities	1,270,841	63, 816,346

Cash flows from investing activities
Acquisition and improvement of vessels	(79,022,533)	(26,284,405)
Increase in bank time deposits	—	(61,912,900)
Maturity of bank time deposits	—	68,000,000

Net cash used in investing activities	(79,022,533)	(20,197,305)

Cash flows from financing activities
Proceeds from equity offerings	167,572,515	12,095,253
Stock issuance costs	(10,767,944)	(198,587)
Dividends paid on preferred shares	(870,492)	(870,494)
Loan repayments	(2,402,000)	(70,438,500)
Cash retained by C3is Inc. at spin-off	—	(5,000,000)

Net cash provided by/(used in) financing activities	153,532,079	(64,412,328)

Net increase/(decrease) in cash, cash equivalents and restricted cash	75,780,387	(20,793,287)
Cash, cash equivalents and restricted cash at beginning of year	6,341,059	57,506,919

Cash, cash equivalents and restricted cash at end of period	82,121,446	36,713,632

Cash breakdown
Cash and cash equivalents	79,135,753	36,713,632
Restricted cash, current	485,693	—
Restricted cash, non current	2,500,000	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	82,121,446	36,713,632

Supplemental Cash Flow Information
Interest paid	305,349	1,735,054
Non-cash investing activity - Vessels’ improvements included in liabilities	51,580	322,527
Non-cash financing activity – Dividends declared on Preferred Shares Series C included in Balances with related parties	—	185,000
Distribution of net assets of C3is Inc. to shareholders and warrantholders	—	20,957,952